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September 21, 2021

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Anu Dubey

Virtus Opportunities Trust (the “Trust”)

485A Filing

CIK 0001005020

File No. 811-07455

Ladies and Gentlemen:

Thank you for the telephonic comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) provided by you on August 30 and September 1, 2021, pertaining to the above referenced 485A filing (the “Registration Statement”) submitted by Virtus Opportunities Trust (the “Trust”) with respect to Virtus KAR International Small-Cap Fund (the “Fund”) on July 26, 2021. Below, we describe the changes made to the Registration Statement in response to the comments and provide any responses to or any supplemental explanations for such comments, as requested. Unless otherwise noted, capitalized terms have the same meanings as used in the Registration Statement.

Set forth below is each comment and the Trust’s response thereto.

1.	Comment: Please update the series identifier on EDGAR to reflect the Fund’s new name.

Response: We will update the series identifier in EDGAR once the name change is complete.

2.	Comment: Please explain supplementally how the merger of Virtus KAR International Small-Mid Cap Fund into the Fund is eligible under Rule 17a-8 to be carried out without shareholder approval and when you expect to mail the information statement in connection with the merger and when the merger would occur.

Response: The merger of Virtus KAR International Small-Mid Cap Fund (“SMID Fund”) into the Fund is eligible under Rule 17a-8 to be carried out without shareholder approval because it meets the following requirements: (1) no policy of the SMID Fund (the merging fund) that could not be changed without shareholder approval is materially different from a policy of the Fund (the surviving fund); (2) prior to the merger, the advisory fee applicable to the Fund will be decreased and as a result no advisory contract between the SMID Fund and any investment adviser thereof will be materially different from an advisory contract between the Fund and any investment adviser thereof, except for the identity of the funds as party to the contract; (3) the independent trustees of the SMID Fund who were elected by shareholders will comprise a majority of the independent trustees of the Fund; and (4) any 12b-1 fees authorized to be paid by the Fund are no greater than the 12b-1 fees authorized to be paid by the SMID Fund.

We expect to send the information statement out as soon as reasonably practicable after its effectiveness.

3.	Comment: Please confirm that the expense limitation agreement referenced in footnote (c) to the fees and expenses tables will be filed as an exhibit to the registration statement.

Response: The expense limitation agreement was filed as exhibit 13(aaa) to the prospectus/information statement for the previously referenced merger on Form N-14 on September 17, 2021 (SEC Accession No. 0001104659-21-116877).

Securities distributed by VP Distributors, LLC

U.S. Securities and Exchange Commission

September 21, 2021

4.	Comment: The fund considers a company to be small-mid cap if it has a market range within the range of the MSCI All Country World ex U.S. SMID Cap Index on a rolling three-year basis, which ranges up to $40 billion. Please revise the upper limit of $40 billion to an upper limit that is appropriate for a mid-cap issuer for an international fund that includes emerging markets in its investments (e.g., disclose that issuers will be considered small or midcap if the issuer is small or midcap in the country where it is located).

Response: The fund’s subadviser does not believe that it would be appropriate or operationally feasible to define small- and mid-capitalization companies differently by market/country for the fund, noting among other things that not every market or country in which the fund may invest has an index for mid-capitalization companies with which the subadviser may verify the range for that market/country. The fund’s subadviser also believes that by using the rolling three-year market capitalization range for the MSCI All Country World ex U.S. SMID Cap Index to define the range for the fund’s investments, it is using an index that represents the characteristics of small- and mid-capitalization companies from around the world, not including the United States, while avoiding the outlier market capitalizations that may occur on specific dates. We believe the subadviser’s definition to be reasonable and appropriately disclosed. Therefore, we have made no changes in response to this comment.

5.	Comment: With respect to the disclosure regarding the location of an issuer, please clarify the difference between “primarily relies” and “ultimately determined” and please also disclose and clarify what “country of risk” is used for as compared to “location.” What are the criteria?

Response: In response to this comment, we have clarified the subadviser’s methodology for determining whether an issuer is located in a non-U.S. country as follows (with deleted language indicated by ~~strikeout~~ and added language indicated by underline):

The fund intends to diversify its investments among countries and normally to have represented in the portfolio business activities of a number of different countries. In determining whether an issuer is economically tied to a non-U.S. country, the subadviser primarily considers: (i) whether at least 50% of the issuer’s revenues or profits are attributable to goods produced or sold, investments made, or services performed in, a non-U.S. country; (ii) whether the issuer has at least 50% of its assets in a non-U.S. country; and (iii) whether the principal exchange listing for the issuer’s securities or the issuer’s headquarters is in a non-U.S. country. ~~In determining “location” of an issuer, the subadviser primarily relies on the country where the issuer is incorporated. However, the country of risk is ultimately determined based on analysis of the following criteria: actual building address (domicile), primary exchange on which the security is traded and country in which the greatest percentage of company revenue is generated. This evaluation is conducted so as to determine that the issuer’s assets are exposed to the economic fortunes and risks of the designated country.~~

6.	Comment: With respect to the Emerging Market Risk, please tailor the emerging market risk factor disclosure to the particular emerging markets the fund principally invests in.

Response: The emerging markets exposure is expected to be broad based and not concentrated in a few markets. Therefore, we have made no changes in response to this comment.

7.	Comment: The Item 9 disclosure states that the fund generally invests in approximately 30-60 securities at any given time. Please consider adding this disclosure to the summary prospectus as well.

Response: We have added the language to the summary prospectus in response to this comment.

U.S. Securities and Exchange Commission

September 21, 2021

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact the undersigned at 860-263-4790. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm

cc:	Gina Palmieri

Ralph Summa